Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Monday February 17, 2025

The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Total number of +securities to be issued/transferred

ASX +security		Total number of +securities to be
code	Security description	issued/transferred	Issue date

NVXAA	OPTION EXPIRING VARIOUS DATES EX	3,000,000	17/02/2025
	VARIOUS PRICES

Refer to next page for full details of the announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	1 / 5

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ACN	157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

17/2/2025

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	2 / 5

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request

23-Dec-2024 10:58	New - Proposed issue of securities - NVX	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	3 / 5

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

17/2/2025

Any other information the entity wishes to provide about the +securities the subject of this notification

Options approved by shareholders at the EGM held on 22 January 2025.

Issue details

Number of +securities

3,000,000

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Incentive Options are to recognise the services provided by Mr Andrew Liveris in his capacity as strategic advisor to the Company.

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	4 / 5

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVX : ORDINARY FULLY PAID	635,397,956

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVXAD : PERFORMANCE RIGHTS	15,343,410

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667

NVXAG : SHARE RIGHTS	632,890

NVXAL : CONVERTIBLE NOTES	45,221,586

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	5 / 5